Form12b-25

  [As last amended in Release No. 34-35113, December 19,1994, 59 F.R.
                                67752.]
                 U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                   (Check One)
[ X] Form 10-K         [  ] Form 20-F       [  ] Form 11-K        [  ]
Form 10-Q      [  ] Form N-SAR

     For Period Ended: ___June 30, 1996 [ ]Transition Report on Form 10-K [ Transition Report on Form 20-F [ ]Transition Report on Form 11-K [ ]Transition Report on Form 10-Q [ ]Transition Report on Form N-SAR
       For the Transition Period Ended:

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE
PRINT OR TYPE.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I -  Registrant Information

Full Name of Registrant
     PHC,Inc.

Former Name if Applicable   N/A
     200 Lake Street, Suite 102

Address of Principal Executive Office ( Street and number)
     Peabody, Massachusetts  01960

City, State and Zip Code


Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.
     Audited Financial Statements are unavailable. (Attach Extra Sheets if
Needed)

Part - IV Other Information

  (1) Name and telephone number of person to contact in regard to this notification.
     Paula C. Wurts (508) 536-2777
     (Name)    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [ X ]Yes [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ X ]Yes  [  ] No
              See attached press release.
   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    PHC, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 27, 1996        By   /s/ Paula C. Wurts
                                Controller, Assistant Treasurer, Assistant Clerk
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed-on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 (17 CFR 240, 12b.25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ( 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ( 232.13(b) of this chapter).

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE:        CONTACT:   BRUCE A. SHEAR, PRESIDENT
                                    PHC, INC.                   (508)
536-2777

                                PHC, INC. REPORTS
      32% INCREASE IN REVENUES FOR FISCAL YEAR ENDED JUNE 30, 1996
                         AND COMPLETION OF ACQUISITIONS

PEABODY,  MA (September 27, 1996) PHC, Inc.,  dba PIONEER  HEALTHCARE,  (NASDAQ:
PIHC) today announced financial results for its fiscal year ended June 30, 1996.

Revenue for the year was $21,802,758, a record for the Company. For the fiscal year ended June 30, 1995, revenues were $16,536,618.

Pioneer Healthcare also announced the completion of the previously announced acquisition of psychiatric outpatient clinics in the Detroit area known as North Point. In addition, the Company announced that it had also acquired three additional psychiatric clinics in the Detroit area. The Company intends to merge certain of these clinics which will result in the operation of six comprehensive outpatient behavioral care clinics strategically located throughout metropolitan Detroit.

Operating results for the year resulted in a loss of $585,315 compared to earnings of $268,671 for fiscal year ended June 30, 1995. The loss of 21 cents per share compared to a profit of 11 cents per share for the prior fiscal year. The loss from operations resulted primarily from the longer than anticipated time needed to increase occupancy at the Company's new long-term subacute facility (Franvale Nursing and Rehabilitation Center) and start up expenses for new acquisitions.

Bruce A. Shear, President, announced that, "Occupancy levels at our long term care facility are now in excess of 90% and that the acquisitions completed are on schedule to contribute to this year's performance." The Company continues to seek acquisition opportunities to expand its current operations. Mr. Shear further stated that the Company's policy of acquiring facilities complementary to its long term growth plan continues to play an active role in the Company's plans for the current fiscal year.

Pioneer Healthcare provides inpatient and outpatient alcohol, drug treatment, and psychiatric care. It also provides long-term/sub-acute services through its subsidiary, Franvale Nursing and Rehabilitation Center, in Braintree MA.

                       (See Financial Highlights attached)

NOTE TO EDITORS: PIONEER HEALTHCARE'S PRESS RELEASES ARE AVAILABLE AT NO CHARGE THROUGH PR NEWSWIRE'S COMPANY NEWS ON-CALL FAX SERVICE. FOR A MENU OF PIONEER HEALTHCARE'S PRESS RELEASES OR TO RETRIEVE A SPECIFIC RELEASE, CALL 800-758-5804, EXTENSION 105159.

PRESS RELEASE
September 27, 1996
PAGE 2 of 2


                           PHC INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                               AT THE FISCAL YEAR
                                              June 30       June 30
                                                 1996        1995
                             ASSETS

Total current assets                          $10,001,286   7,059,308
Total Assets                                   20,817,217  15,415,385
                                               ==========  ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities                      5,129,897    3,708,837
Total liabilities                             14,400,028   10,954,845

Total Stockholders' Equity                     6,417,189    4,460,540

Total Liabilities and Stockholders Equity     20,817,217   15,415,385
                                              ==========   ==========

                                  HIGHLIGHTS OF
              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                           FOR THE FISCAL YEAR ENDED
                                              June 30      June 30
                                               1996          1995

Total Revenue                                $21,802,758  $16,536,618

Income from Operations                          (42,834)      915,169

NET INCOME  (LOSS)                             (585,315)      268,671

Earnings (Loss) per Share:
  Income (Loss) from Operations                    (.02)          .38
  NET INCOME  (LOSS)                               (.21)          .11

  Weighted Number of Shares Outstanding        2,709,504    2,403,457